NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 14, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on July 01, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. As a result of the tender offer for shares of Servotronics Inc, TransDigm Group Incorporated acquired a sufficient number of shares of Servotronics' common stock to complete the acquisition by merger. Each outstanding share of Servotronics' common stock that was not validly tendered in the tender offer will be converted into the right to receive an amount equal to the tender offer price of $47.00 per share in cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on July 01, 2025.